UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2018

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Agreement for Transfer of Manufacturing Plant in Kai Ping, China

In accordance with the terms and spirits of a previously disclosed share transfer agreement dated November 14, 2015 entered into between Plastec Technologies, Ltd. (“we,” “us” or “our”) and Shanghai Yongli Belting Co., Ltd. (“SYB”), amongst others, Viewmount Developments Limited, a wholly owned subsidiary of ours (“Viewmount”), entered into a Share Transfer Agreement with Plastec International Holdings Limited, a wholly owned subsidiary of SYB (“Plastec”), on March 30, 2018 (the “Agreement”), pursuant to the terms and conditions of which Viewmount is to transfer the ownership interests in the subsidiaries of Viewmount holding our newly established manufacturing plant in Kai Ping, China to Plastec for a total consideration of approximately HK$70,000, representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

Closing of the transactions contemplated by the Agreement is premised upon certain closing conditions being satisfied, including, among others, approval of the transaction by SYB’s shareholders, and payment of the aforesaid consideration and settlement of all account payables (totaling HK$258,910,000, as of March 26, 2018) owed by the relevant subsidiaries to Viewmount. The closing of the transactions is anticipated to be completed in the second quarter of 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2018

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Ho Leung Ning
Name: Ho Leung Ning
Title: Chief Financial Officer